Exhibit 99.1

MEDICENNA THERAPEUTICS CORP.

NOTICE OF CHANGE OF AUDITOR

TO:	Davidson & Company LLP
PricewaterhouseCoopers LLP

AND TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Re:	Notice Regarding Change of Auditor Pursuant to Section 4.11 of National Instrument 51- 102 – Continuous Disclosure Obligations (“NI 51-102”)

Dear Sirs/Mesdames:

Medicenna Therapeutics Corp. (the “Corporation”) hereby gives notice that Davidson & Company LLP (the “Former Auditor”) has resigned, at the Corporation’s request, effective August 21, 2020 and that PricewaterhouseCoopers LLP (the “Successor Auditor”) has been appointed as the Corporation’s auditor effective August 21, 2020 until the next annual meeting of the Corporation.

The resignation of the Former Auditor and the appointment of the Successor Auditor have been approved by the Board of Directors of the Corporation.

The Former Auditor did not express a modified opinion in any of its reports for: (a) the audits of the two most recently completed financial years of the Corporation, being the financial years ended March 31, 2019 and March 31, 2020; or (b) any period subsequent to the two most recently completed financial years of the Corporation and ending on August 20, 2020.

There have been no “reportable events” as such term is defined in Section 4.11(1) of NI 51-102.

Dated this 21st day of August 2020.

MEDICENNA THERAPEUTICS CORP.

By:	/s/ Fahar Merchant
Name:	Fahar Merchant
Title:	President and Chief Executive Officer

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